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Form SC 13G/A

JOURNAL COMMUNICATIONS INC - JRN
Filed: February 24, 2006

An amendment to the SC 13G filing



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JOURNAL COMMUNICATIONS INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

481130102
(CUSIP number)

12/31/2005
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	[ X ]	Rule 13d-1(b)
	[    ]	Rule 13d-1(c)
	[    ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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JOURNAL COMMUNICATIONS INC
CUSIP No.   481130102

____________________
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden
hours per response. . . . . . . . 11
OMB APPROVAL
SEC 1745 (1-06)
----------------------------------

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Rice Hall James & Associates, LLC

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
 	(b)     Group Disclaimed	[ x ]

3.   SEC Use Only


4.   Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
  WITH:

     5.   SOLE VOTING POWER	    1,237,562  Shares

     6.   SHARED VOTING POWER	0 Shares

     7.   SOLE DISPOSITIVE POWER	  1,237,562  Shares

     8.   SHARED DISPOSITIVE POWER	0 Shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
1,237,562  Shares

10.   Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares (See Instructions)
	| |

11.   Percent of Class Represented by Amount in Row (9)
1.7%

12.   Type of Reporting Person (See Instructions)
IA, OO


Item 1.
Item 1(a)   Name of Issuer:
JOURNAL COMMUNICATIONS INC

Item 1(b)   Address of Issuer's Principal Executive Office:
333 West State Street
Milwaukee, WI  83203

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JOURNAL COMMUNICATIONS INC
CUSIP No.   481130102


Item 2.
Item 2(a)   Name of Person Filing:
RHJ Management Company LLC

This statement is being filed by (i) Rice Hall James & Associates,
LLC, a Delaware
limited liability company and registered investment adviser ("IA") and (ii) RHJ Management Company,
LLC, a Delaware limited liability company ("RHJMC")
(collectively, the "Reporting Persons"). RHJMC controls IA by virtue of its position as the majority member of IA.

IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. The beneficial ownership by RHJMC of Common Stock is indirect as a result of its control of IA.

The beneficial ownership of RHJMC is reported solely because
Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by RHJMC are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of RHJMC to IA referred to above.

Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

Item 2(b)   Address of Principal Business Office:
600 W Broadway, Suite 1000
San Diego, CA 92101

Item 2(c)   Citizenship:
IA is a Delaware limited liability company.
RJHMC is a Delaware limited liability company.

Item 2(d)   Title of Class of Securities:
Common Stock

Item 2(e)   CUSIP Number:  481130102

Item 3. If this statement is filed pursuant to Sect.s 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[  ] (a) Broker or dealer registered under section
          15 of the Act (15 U.S.C. 78o).
[  ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
[  ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
[  ] (d) Investment company registered under section 8 of the Investment
          Company Act of 1940 (15 U.S.C 80a-8).
[x] (e) An investment adviser in accordance with
           Sect.s 240.13d-1(b)(1)(ii)(E);
[  ] (f) An employee benefit plan or endowment fund in accordance with Sect.s 240.13d-1(b)(1)(ii)(F);
[x] (g) A parent holding company or control person in accordance with
           Sect.s 240.13d-1(b)(1)(ii)(G);
[  ] (h) A savings associations as defined in Section 3(b) of the
           Federal Deposit Insurance Act (12 U.S.C. 1813);
[  ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
           Investment Company Act of 1940 (15 U.S.C. 80a-3);
[  ] (j) Group, in accordance with Sect.240.13d-1(b)(1)(ii)(J).

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JOURNAL COMMUNICATIONS INC
CUSIP No.   481130102


Item 4.   Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a)   Amount beneficially owned:   1,237,562 shares

Item 4(b)   Percent of class:   1.7%

Item 4(c)   Number of shares as to which the person has:

    (i)   Sole power to vote or to direct the vote   1,237,562 shares
    (ii)  Shared power to vote or to direct the vote 0 shares
    (iii) Sole power to dispose or to direct the
          disposition of:   1,237,562 shares
    (iv) Shared power to dispose or to direct the disposition of 0 shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Sect.240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that
as of the date hereof the reporting person
has ceased to be the beneficial owner of more
than five percent of the class of securities, check
the following                [x].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable - IA, a registered investment adviser, has the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common
Stock to the investment advisory clients of IA. No single investment advisory client of IA owns more than 5% of the Common Stock.



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JOURNAL COMMUNICATIONS INC
CUSIP No.   481130102


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

RHJMC is a parent holding company for purposes of the
Schedule 13G.  IA is the direct subsidiary of RHJMC,
and IA acquired the security being reported on by RHJMC.
IA is a registered investment adviser.  See Exhibit B.

Item 8.   Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Sect.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Sect.240.13d-1(c) or Sect.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.   Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable


Item 10.   Certification

Item 10(a) The following certification shall be included if the statement is filed pursuant to Sect.240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 10(b) The following certification shall be included if the statement is filed pursuant to Sect.240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 24, 2006

RICE HALL JAMES & ASSOCIATES, LLC


By:______/s/ Tami Wood______
	Tami M. Wood
	Chief Compliance Officer

RHJ MANAGEMENT COMPANY, LLC


By:______/s/ Kevin Hamilton______
	Kevin T. Hamilton
	Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the authority of the representative to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be
typed or printed beneath his signature.   NOTE: Schedules filed in paper
format shall include a signed original and five copies of the schedule, including all exhibits. See Sect.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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EXHIBIT B


Joint Filing Agreement Pursuant to Rule 13d-1


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934
(the Act) by and among the parties listed below, each referred to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Date:   February 24, 2006

RICE HALL JAMES & ASSOCIATES, LLC


By:______/s/ Tami Wood______
	Tami M. Wood
	Chief Compliance Officer

RHJ MANAGEMENT COMPANY, LLC


By:______/s/ Kevin Hamilton______
	Kevin T. Hamilton
	Manager